SECOND AMENDED AND RESTATED OFFER OF MERGER

October 6, 1997



Board of Directors
CSB Bancorp
Petersburg, Indiana

Gentlemen:

     Our Board of Directors has authorized me to present this Second Amended and Restated Offer of Merger for the affiliation of CSB Bancorp (CSB) and its subsidiary, The Citizens State Bank (Bank), with German American Bancorp (Company) and its four affiliated community banks pursuant to a merger of CSB with the Company (or a subsidiary of the Company) or similar transaction (Merger). Concurrently with the Merger, CSB and the Company would cause the Bank to acquire Community Trust Bank (CTB) by merging CTB with the Bank (the CTB Acquisition).

     Pursuant to the Merger, the Company would issue to the shareholders of CSB such number of shares of Company common stock as would have an aggregate "Closing Market Value" of at least $22,750,000. For this purpose, the Closing Market Value of the Company Common Stock will be determined by averaging the bid and ask prices as reported by NASDAQ at the close of each trading day within the period of thirty calendar days that ends on the second business day prior to such closing. The number of shares of Company common stock to be issued in the Merger will be equal to, except as provided otherwise in this paragraph, the quotient that results from dividing $22,750,000 by the Closing Market Value, but would in no event be greater than 568,750 shares (even if the Closing Market

                                  EXHIBIT 2.1


Value is less than $40.00) nor would it be fewer than 464,286 shares (even if the Closing Market Value is more than $49.00).

If the Closing Market Value is less than $40.00, however, CSB would be entitled to terminate the Merger.

     The maximum and minimum number of shares issuable by the Company is generally subject to appropriate adjustment on account of stock dividends, splits, and the like and will be adjusted to give effect to the 2-for-1 stock split that the Company announced October 2, 1997. However, because the effect of the Company's annual five percent stock dividend (which will be declared and paid in late 1997 prior to the time that CSB shareholders become Company shareholders) has already been considered by the Company in determining the number of shares to be issued under this Offer, no adjustment will be made for such five percent dividend.

BANKING AND COMMUNITY FACTORS:

     As previously noted, concurrently with the holding company Merger, we contemplate Citizens State Bank would acquire our existing Pike County affiliate, Community Trust Bank. The Citizens State Bank, operating under its existing banking charter and name and separate corporate identity, would then be positioned to lead the Company's Pike County operations under the direction of its present management and Board of Directors. To achieve an exactly proportionate representation on the merged bank's Board of Directors between the Community Trust Bank and the Citizens State Bank based on banking assets would


                                2
require that some CTB's Directors resign their seats. We are reluctant to make such a request of them. We hope that you will consider that the present CTB Director group will be reduced through expected retirements in the near future in any event and that the members of the CTB Board include individuals whose primary business activities are in Petersburg or Pike County. Further, as we have previously advised you, none of the officers of Community Trust Bank who are presently on its Board of Directors will become a member of the Board of Directors of the merged bank. However, to assure you that the members of the present Citizens State Bank Board of Directors, as a group that is most in touch with the Petersburg community's interests, will have a prominent position on the merged bank's Board for at least a transitional three-year period following the Merger, German American will not cause the Board of the merged bank to be larger than sixteen (initially constituted by the eight present Citizens State Bank Directors, six representatives of Community Trust Bank, and two representatives of the Company). Further, the Company will agree that nominations to fill any vacancy that might arise during such three-year period in the Board seat occupied by any of the eight Citizens' Directors serving at the time of closing will be the exclusive right of the remaining Citizens' Directors serving at the time of the closing who are then on the Board, subject of course to the Company's right to refuse to vote to elect a nominee that the Company for whatever reason finds objectionable. Further, between the time of acceptance of the Offer and the time of consummation of the Merger (or, if earlier, the time of termination of the transaction contemplated by the Offer without breach by CSB of its obligations thereunder), the Board of Directors will not fill any vacancy that might be created on its Board of Directors if the Company objects to the person who is proposed to be appointed to fill the vacancy.




                                3
     In contrast to the staffing reductions that are often associated with bank mergers and the negative impact these job losses have on the people involved and the community as a whole, our Offer offers continuity of local employment. As part of our no-merger-related-layoff policy, we offer employment opportunities to all employees of all our affiliate banks. The employees of all of our affiliate banks are welcomed into our organization on an equal basis. Your employees will be eligible to participate (in accordance with the terms of our plans) as soon as practicable after the closing of the Merger, and will receive full vesting and eligibility credit for their seniority and years of service at The Citizens State Bank under our benefit plans and other payroll practices, such as our 401(k) plan, health insurance and disability plans, vacation policies, etc.

     An organizational chart showing our present intent is enclosed. Please understand that we do not have an in-depth knowledge of your operations and personnel. Because of our lack of knowledge regarding these matters, we have included dual reportability to the Bank's Chief Executive Officer, Jerry Church, who we intend to keep as the Bank's CEO indefinitely, and at least for the three-year transitional period. Normal operating procedures would entail your CEO making recommendations to the Board as to the proper alignment of personnel regarding job function and lines of reportability. Future discussions at the Board level will be necessary to determine if this proposed organizational chart adequately addresses your Board's determination of the future needs of Citizens State Bank.

     As a means of providing enhanced administrative support to the staffs of our affiliate banks we provide, at the holding company level, a number of significant positions within the non-customer contact support functions. These


                                4
support functions include audit, regulatory/tax reporting, financial accounting, asset/liability management, human resource administration, technology support, and marketing. Given the growth our Company is experiencing, your employees, who currently may have to handle multiple facets of these various operating functions along with their direct customer service responsibilities, can expect to have enhanced career opportunities through specialization in these critical support functions.

     In connection with our expressed intent to continue the Bank's current banking operation, we do not intend to discontinue any products or services offered by the Bank to its customers. On the contrary, it is our intent to enhance the Bank's ability to deliver the highest quality in customer service and to broaden the range of product offerings through the introduction of services such as trust/investment services and 24 hour automated banking services (including ATMs and Voice Response Units). Utilizing leading edge technology and marketing support, we are confident in our ability to assist The Citizens State Bank staff in the marketing of both traditional and nontraditional bank products and services while maintaining the community banking philosophy which the customers of Citizens State Bank have enjoyed throughout the Bank's history. In this way, The Citizens State Bank will be positioned, in the future, to meet individual customer preferences; whether that be through Home Banking, Internet Banking or Traditional Banking all of which can still be delivered with the personal touch only available through a hometown, community bank.

     The Company's policy is to provide substantial operational autonomy for each of its bank subsidiaries. It is important to assure that The Citizens State Bank will continue to be in the best possible position to exercise that


                                5
autonomy to the benefit of the Company's shareholders and its customers in Pike County and the surrounding area. To that end, we agree that all Directors of the Bank in office at the time of closing would continue to serve after the closing of the Merger indefinitely, and for at least the three-year transitional period following the Merger, subject of course to standard practices protecting the Bank as it relates to bonding and regulatory issues. We take pride in the fact that in the history of the Company, no eligible Director has declined to continue his or her service following a merger. Further, in recognition of the importance of the role that The Citizens State Bank will have in the Company's organization, we will invite a representative of CSB, who is mutually acceptable to the CSB Board and the Company Board, to join the Company's Board promptly following the closing of the Merger, and thereafter will cause that representative to be included among the Board of Directors' nominees to be re-elected in future years, subject to the retirement age and other policies of the Company's Board of Directors in effect from time to time.

     None of our affiliate banks provide their Board members with health and life insurance benefits; however, in order to offer a cash amount in lieu of such benefit, the Company would have no objection to the Bank's payment of an annual cash retainer to the existing Directors of Citizens State Bank of $3,000 per year paid in advance during their tenure for each of the first three years following closing, in addition to their normal Director fees.

     Recognizing the importance of demonstrating Citizens State Bank's and German American Bancorp's commitment to the community, time is of the essence in the construction of a new modern banking facility. Immediately following the mutual execution of a definitive agreement, we will initiate detailed design work and commence construction of a modern banking facility incorporating the


                                6
existing one square block former Moose property located between 3rd and 4th on Main Street in Petersburg. The scope of the construction work and the completed facility will be within the range that we have previously discussed.
Preliminary architectural estimates for a 15,000 to 18,000 square feet building, including space to be utilized for future expansion, indicate a building budget requirement of $1.5 to $2.0 million. Disposition and interim or permanent utilization of the existing main office facility, and of CTB's existing Petersburg branch facility, would be determined by the Board of the Bank, with a view to the best interests of the Petersburg community and the Bank.

     We encourage our local affiliates to give generously to support charitable, fraternal, social, educational, recreational and other needs of the communities that are served by that affiliate. The exact level of giving is a matter within the Board's discretion and will often depend on the profitability of the affiliate bank, the level of current community need, and other factors that are difficult to project. In response to your request, German American agrees to establish a minimum level of annual giving for the communities served by the merged bank of two percent of the prior year's net income for a period of three years following the transaction. Future years' community giving will be based on the Board's annual independent determination of the level of giving required to meet the needs of worthy projects within the communities served by the combined institution after taking into account all relevant factors at the time.

     Our Offer further contemplates that CSB may, in its discretion, form a non-profit charitable foundation, managed by CSB's Board of Directors, for the benefit of the communities served by the Bank. Annual funding for the Foundation would be credited against the Bank's community-giving budget for each year, including the minimum commitment expressed in the preceding paragraph. In


                                7
this way, the Merger will result in a tangible benefit to the community in addition to the intangible benefits that flow from the preservation of the identity and local management of the Bank. Through this Foundation, local Board members can be assured that continued community support, which we believe is critical to a community bank's identity, will remain as a cornerstone in The Citizens State Bank's history of enriching the local community through its charitable giving. There will also be continuation of local control over the award of scholarships by the Trust Department of the Bank.

     Your collective observation that the Bank should look to expand toward Oakland City/Gibson County and Knox County in the immediate future is very astute and in line with our strategic direction. As your own experience indicates, timing of a merger is outside of the control of the expanding company and is very difficult to project but certainly expansion in areas adjacent to our existing markets is a high priority in our strategic planning.




OTHER TERMS AND CONDITIONS:

     As required by the terms of the page headed Sealed Bidding Process incorporated into CSB's Confidential Memorandum (Bidding Instructions), the Company hereby confirms its acceptance of the terms and conditions specified by the Bidding Instructions, including, without limitation, its agreements (a) to cause the Merger by which its common stock will be issued to the CSB shareholders to be fully registered under the Securities Act of 1933, as amended, (b) to assume all assets and liabilities (including contingent


                                8
liabilities) of CSB, and (c) to agree to offer employment to all present CSB officers for a period of at least six months (at least three years for Jerry Church) after consummation of the Merger contemplated by the Offer under the same terms and conditions as offered by CSB prior to the making of our Offer unless any such officer is discharged for willful misconduct. The following additional terms and conditions are applicable to this Offer, and will be contained substantially as follows in the Merger agreement along with other mutually agreeable terms and conditions:

     1.The Board of Directors of each of the parties shall have approved a Merger agreement and the parties thereafter shall have executed and delivered the Merger agreement and shall have obtained all the necessary or appropriate regulatory and shareholder approvals for consummation of the Merger and the CTB Acquisition and issuance of the common stock under applicable law and stock market requirements. The Merger agreement will contain such representations, warranties, conditions, and other terms and conditions as are mutually agreeable and customary in community bank merger transactions. We are prepared to proceed to submit a draft of a definitive agreement with respect to the Merger to your counsel (which will be based upon the definitive agreement that we negotiated with the Board of Directors of Peoples Bancorp of Washington, which your present law firm also represented) within two business days of notification from CSB of its acceptance of this Offer, with the expectation of signing the definitive agreement promptly following the mutually satisfactory conclusion of the due diligence reviews by each party of the other party contemplated by item 10 below. Closing will thereafter occur as soon as practicable following receipt of all required regulatory and shareholder approvals.


                                9


     2.The consolidated results of operations and financial condition of CSB and its subsidiaries, as described by the December 31, 1996 and all quarterly and interim 1997 financial statements filed by CSB or the Bank with supervisory regulatory authorities or made available to shareholders, shall have been fairly presented in accordance with generally accepted accounting principles and practices applicable to banks, consistently applied, including the full and fair disclosures of, or adequate reserves against, all liabilities, absolute or contingent, to which CSB and its subsidiaries are subject.

       The operation and condition of the business, properties, prospects and affairs, financial and otherwise, of CSB from the date of its December 31, 1996 financial statements through the effective date of the Merger, shall have been continued without changes, except changes in the ordinary course of business, which individually or in the aggregate shall not have been materially adverse, and except changes reflected by the quarterly or other interim 1997 financial statements of the Bank.


     3.There shall have been no material change since December 31, 1996, in the nature of the business, capital structure, compensation arrangements or dividend policies of CSB, and no additional stock or other securities of CSB (or warrants, options, convertible securities, or other rights to acquire such stock or other securities) shall have been issued. The amount of CSB's dividend at year end 1997 may be as large as is consistent with your historical dividend practices for your December


                               10
       dividend in relation to earnings and other relevant factors but in any event is not to be larger than the dividend declared in December 1996. The Merger agreement shall include provisions that harmonize CSB's semi-annual dividend payment schedule with the Company's quarterly payment schedule, so that, for any period of time, a shareholder of CSB shall be entitled to receive either CSB's semi-annual dividend, or the Company's quarterly dividend, but not both.

     4.All currently outstanding common stock of CSB shall have been duly authorized, validly issued, fully paid and nonassessable.

     5.There shall be no pending or threatened litigation or administrative proceedings to restrain or invalidate the Merger or otherwise relating to or affecting the Merger, or affecting or relating to CSB or the Bank or their business or properties.


     6.The affiliation shall be tax-free to the shareholders of CSB and shall qualify as a pooling of interests for financial reporting purposes.

     7.The Board of Directors of CSB (a) shall have approved this Offer and the definitive agreement by favorable vote of at least the number of members of the whole Board of Directors required under applicable law and the governing corporate documents of CSB, (b) shall cause the Merger to be submitted for a vote of the shareholders of CSB at the earliest possible date, and (c) in connection which such shareholder vote, the Directors who have approved this Offer shall (unless in the written opinion of counsel for CSB the fiduciary duties of the Board of Directors prohibit


                               11
       such a recommendation, in which event the individual members of the Board shall nevertheless personally support the Merger and vote for it at any shareholder meeting at which it is considered) recommend the Merger to the shareholders of CSB and shall vote their personal shares in favor of such Merger. From and after the time of acceptance of this Offer by CSB and until such time as the Merger has been completed or the Merger transaction shall have been terminated or abandoned without breach by CSB of its obligations under this Offer or the definitive agreement, neither CSB nor the Bank shall (a) directly or indirectly solicit, encourage or facilitate (nor shall they permit any of their respective officers, Directors, employees or agents directly or indirectly to solicit, encourage or facilitate), including by way of furnishing information other than the fact of the acceptance of the Offer by CSB, any inquiries or proposals from third parties for a merger, consolidation, share exchange or similar transaction involving CSB or the Bank or for the acquisition of the stock or substantially all of the assets or business of CSB or the Bank, or (b) subject to the fiduciary duties of the Directors of CSB as advised by counsel in a written opinion, discuss with or enter into conversations with any person concerning any such merger, consolidation, share exchange, acquisition or other transaction. CSB shall promptly during the time period identified in the preceding sentence notify the Company orally (to be confirmed in writing as soon as practicable thereafter) of all of the relevant details concerning any inquiries or proposals that it may receive relating to any such matters, including actions it intends to take with respect to such matters.




                               12
     8.The Company would not extend this Offer and thereby incur the significant expenses associated with the Merger and the CTB Acquisition and forego on a long-term basis the opportunity to pursue other acquisition opportunities without assurance that its costs and expenses would be fairly compensated if CSB were to willfully fail to perform for reasons not contemplated by this Offer. Accordingly, as an integral part of this Offer, in the event that the transactions contemplated by this Offer terminate because CSB willfully fails to perform its obligations for reasons not contemplated by this Offer (including but not limited to termination by the Board of Directors following receipt of a proposal for a merger, consolidation, asset sale, or other business combination with any other party, or the failure of the CSB shareholders to approve the Merger at a shareholders meeting held following receipt of such a proposal if CSB should announce within a period of twelve months from the date of that meeting that CSB has accepted an acquisition proposal from any third party), then (as an alternative to specific performance and in addition to whatever other legal rights or remedies to which the Company may be entitled against other parties), at the Company's option CSB shall (a) pay to the Company a termination fee of $455,000 and (b) reimburse the Company for all of its out-of-pocket costs and expenses in connection with the Merger incurred from and after the date of acceptance of the Offer, including its legal, accounting, environmental and other consulting fees and expenses, but in any event not more than $100,000 of such costs and expenses. The parties agree that the actual damages that would be caused to the Company by reason of any such willful failure to perform cannot be determined with certainty due to the Company's opportunity cost in proceeding with this Offer compared to proceeding with other opportunities that are available to


                               13
       the Company and other factors. The parties further agree that the amounts payable pursuant to this item 8 represent a reasonable estimate of the Company's opportunity cost and other damages that may be awarded as either a termination fee or as liquidated damages to the Company if it chooses not to seek specific performance of this Offer, and that such amounts represent the sole damages from CSB and the Bank to which the Company is entitled.

     9.We understand that CSB presently has the opportunity to accept proposals from other bidders that do not have banking offices in the applicable geographic banking market as presently defined by the Federal Reserve Bank of St. Louis, and that, although both CSB and the Company agree that the Merger and the CTB acquisition will not result in any significant adverse effect on competition, CSB is reluctant to accept the Company's Offer without financial assurance from the Company that closing of the Merger and the CTB Acquisition will not be prevented by governmental authorities on antitrust grounds. Therefore, the Company agrees that if a final order denying any necessary banking approval is entered by any bank regulatory agency with jurisdiction in the matter, or if the Department of Justice should obtain an order of any court of appropriate jurisdiction enjoining consummation of the Merger and the CTB Acquisition, then the Company shall (a) pay CSB a termination fee, which is agreed to represent a reasonable estimate of CSB's opportunity cost, of $455,000, and (b) reimburse CSB for all of its out-of-pocket costs and expenses in connection with the Merger incurred from the date of acceptance of this Offer, including its legal, accounting, environmental, and other consulting fees and expenses, but in any event not more than $100,000 of such costs and expenses. CSB agrees to


                               14
       cooperate in obtaining all such approvals, including (a) promptly withdrawing the Bank's membership in the Federal Reserve System upon the execution of the definitive agreement for the Merger in order to make the Bank an FRS non-member like all other state bank subsidiaries of the Company, and (b) consenting to the dual employment of its counsel, Krieg DeVault Alexander & Capehart, by the Company and CSB in connection with preparing the necessary economic brief addressing the potential anti-competitive consequences of the Merger, provided that the Company agrees to be responsible for all such firm's fees and expenses in connection with such economic briefing.

     10. Our management and advisors will undertake a customary confidential due diligence review of the financial condition, results of operations, business and properties of CSB and the Bank and their subsidiaries or affiliates if this Offer is accepted, commencing Monday, October 6, 1997, and continuing through at least Tuesday, October 7, 1997. It is a condition of our Offer that the results of our due diligence review will be satisfactory to us. The Company and CSB shall use their best efforts to keep the existence of this Offer confidential until the conclusion of our "due diligence" review (and that of CSB contemplated by Item 12 below), at which time the parties shall promptly issue a mutually acceptable press release. Assuming that all due diligence reviews are completed on or before Monday, October 13, 1997, we contemplate an announcement as early as the close of business on Tuesday, October 14, 1997.

     11. Except as specified by items 8 and 9 in the Other Terms and Conditions outlined above, each party will bear all of the expenses it incurs in


                               15
          connection with this Offer and the transactions contemplated hereby. The Company will bear all legal and other costs and expenses in connection with obtaining the necessary regulatory approvals.

     12. The provisions of items 2 (fair presentation of recent financial statements and lack of subsequent material adverse financial change), 4 (due authorization and valid issuance of outstanding stock), 5 (lack of pending or threatened administrative proceedings) and 10 (opportunity for management and advisors to conduct a due diligence review) of this Offer, as they apply to CSB and the Bank, shall also reciprocally apply to the Company and its subsidiaries on a consolidated basis. In other words, CSB and its advisors shall have the opportunity to conduct a due diligence review of the Company if it accepts this Offer, the results of which must be satisfactory to CSB, provided that such review commences Friday, October 10, and concludes Monday, October 13, as planned, in order to facilitate the making of the public announcement at the earliest possible time. Further, the Merger agreement will include usual and customary provisions, among others, (a) that protect CSB against any unfair presentation of the Company's financial condition and results of operations in its most recent financial statements and reports, and against subsequent material adverse change; (b) that assure CSB of the legality of the Company's outstanding common stock; and (c) that protect CSB against pending or threatened litigation or proceedings that may be instituted against the Merger or the CTB Acquisition or against the Company or its business or properties.




                               16
     13. This Offer, when accepted by CSB, shall constitute a legally binding agreement enforceable against CSB and the Company in accordance with its terms. If a definitive agreement with respect to the Merger is not executed by December 1, 1997, or if the due diligence review of the Company or CSB of the other is not satisfactory to the reviewing party, then the agreement created by your acceptance of this Offer will terminate and thereafter be of no force or effect upon written notice of termination hereof delivered by the Company or CSB to the other.

     If you desire to accept our Offer, please sign and return the enclosed copy to our President not later than 10:00 a.m., October 6, 1997.

                                       Very truly yours,

                                       GERMAN AMERICAN BANCORP



    By:/s/ Mark S. Schroeder
    ------------------------

    President

    CSB Bancorp, intending to be legally bound, hereby accepts the above Second Amended and Restated Offer of Merger at 9:00 a.m. on this 6th day of October, 1997.

                                       CSB BANCORP



                               17


    By:/s/ Marion R. Klipsch
    ------------------------

    President


0014\02\AMENDED.OFF